RESIGNATION
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         I, John Devlin, President, Chief Executive Officer, Secretary,
Treasurer and a director of CobraTech International, Inc., a Nevada corporation ("Corporation"), hereby tender and submit my resignation as President, Chief Executive Officer, Secretary, Treasurer, and a director of the Corporation; such resignations to be effective on the 13th day of March, 2002.


/s/ John Devlin
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John Devlin